Exhibit 3.1

THE COMPANIES LAW {AS AMENDED) EXEMPTED COMPANY LIMITED BY SHARES MEMORANDUM OF ASSOCIATION OF QILIAN INTERNATIONAL HOLDING GROUP LIMITED ffiBit00IJ,j -1?!18'J EXEMPTED Cutllf"'IIY Rt'lji>tm'CI IIIN1 flkd M No. ,. -to Ott1·.: 1 1. The name of the Company is Qilian InternationalHolding Group Limited ffiB Iillt IN:-I?illiiJR if].. 2.The Registered Office of the Company will be at the offices of Avalon Trust & Corporate Services ltd., Landmark Square, ls 1 Floor,64 Earth Close, PO Box 715, Grand Cayman KY11107, Cayman Islands with a registered branch office at such other places as the Directors may from time to time decide. 3. The objectives for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands. 4. The liability of each member is limited to the amount from time to time unpaid on such member's shares. 5. The authorized share capital of the Company is USDSO,OOO.OO divided into 50,000,000 <?rdinary Shares with a par value of USDO.OOleach, with the power for the Company insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Law (as amended) and the Articles of Association and to issue any part of its capital, whether original,redeemed or increased with or without any preference,priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

name. Name, address and description of SubscriberNumber of shares taken Avalon ltd. PO Box 715 GRAND CAYMAN Management Company 1(one) Andrew Galloway for Avalon Ltd. \ Witness to the above signatures Ralph Woodford Address:PO Box 715 GRAND CAYMAN Occupation:Director h